UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                    1-8016

                                                                 CUSIP NUMBER
                                                                 899900 10 4


(Check One):

(X) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    ( ) Form 10-Q  ( ) Form N-SAR

                 For Period Ended: January 2, 1999
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which this notification relates:

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------

TULTEX CORPORATION
------------------
Full Name of Registrant

Former Name if Applicable - N/A

101 Commonwealth Boulevard, P.O. Box 5191
-----------------------------------------
Address of Principal Executive Office (Street and Number)


Martinsville, Virginia 24115
----------------------------
City, State and Zip Code


PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



[X} (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (a) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - Narrative
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K, and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

The Form 10-K for the year ended January 2, 1999, could not be filed within the prescribed time without unreasonable effort or expense. The Company is negotiating to replace its existing unsecured Senior Credit Facility with a new Secured Credit Facility. The Indentures relating to the Company's outstanding Senior Note issues restrict the Company's ability to grant liens on its assets. The Indentures provide that no liens on the Company's assets may be granted to creditors that are parri passu with holders of the Senior Notes unless the Senior Notes are similarly secured. The Company initiated a consent solicitation on February 15, 1999, addressed to holders of its Senior Notes requesting their consent to amendment of the Indentures to permit the proposed new Secured Credit Facility to be secured. The Company is in negotiations with holders of the Senior Notes and its current bank lenders under the Senior Credit Facility to reach agreement on the terms of this consent, but such negotiations have not been completed as of this time.

To file financial statements for the year ended January 2, 1999, without an agreement being reached with the lenders to permit the new Secured Credit Facility would involve unreasonable effort and expense since the financial statements would have to be prepared a second time to reflect the new Secured Credit Facility.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

/s/ O. Randolph Rollins                      (540)           632-2961
-----------------------------------   ----------------------------------------
   (Name)                                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is anticipated that the Company's results of operations will reflect a decrease in net sales from $649.4 million in 1997 to $468.7 million in 1998, and an increase in net loss from $4.8 million in 1997 to $36.5 million in 1998. The increase in net loss includes a $9.9 million after-tax loss on the sale of the assets of the company's LogoAthletic subsidiares in July 1998. On a pro forma basis, assuming the sale of LogoAthletic assets had occurred at the beginning of the applicable year, pro forma sales of $473.9 milion in 1997 decreased to $417.8 million in 1998, and pro forma net loss increased from $2.5 million in 1997 to $20.0 million in 1998. The pro forma loss increase reflects the lower volume of fleece sales due to record warm weather across the United States in 1998, and industry over-capacity which depressed pricing for the company's jersey products. In addition, the 1998 results reflect reduced operating schedules in the fourth quarter, the closing of three domestic sewing plants and the establishment of certain inventory reserves reflective of the company's intiative to reduce inventory levels.

--------------------------------------------------------------------------------

Tultex Corporation (Name of Registrant as Specified in charter) has caused this notification to be signed on its behalf of the undersigned hereunto duly authorized.

Date: April 2, 1999                   By: /s/ O. Randolph Rollins
      ------------------------------      --------------------------------------
                                          Executive Vice President and
                                          General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION


   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
--------------------------------------------------------------------------------




                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss 232.201 or ss 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
   (ss 232.13(b) of this chapter).